02030760
3-31-02
PE.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2002

SILVER STANDARD RESOURCES INC.
(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

- Form 53-901F, Material Change Report dated March 4, 2002, with attachment
- Silver Standard Resources Inc. – News Release #02-05 dated March 27, 2002
- Silver Standard Resources Inc. – News Release #02-06 dated March 28, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. -- SEC File No. 0-26424
(Registrant)

Date: April 4, 2002 By:

Linda J. Sue, Corporate Secretary

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   Silver Standard Resources Inc.
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. Date of Material Change

   February 25, 2002

3. Press Release

   A news release was issued in Vancouver, B.C. on February 25, 2002.

4. Summary of Material Change

   Silver Standard Resources Inc. is pleased to report an agreement with Black Hawk Mining Inc. of Toronto, Ontario, whereby Silver Standard will purchase Black Hawk's remaining interest in the Manantial Espejo silver-gold project in Argentina for US$2.0 million in cash or common shares. The company also reports a concurrent agreement to vend a 50% interest in Manantial Espejo to Pan American Silver Corp. of Vancouver, B.C. Pan American's consideration will be US$2.0 million in cash or common shares plus certain joint venture expenditures.

5. Full Description of Material Changes

   See attached news release 02-04.

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 4th day of March, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

February 25, 2002
News Release 02-04

Trading Symbols
Nasdaq SmallCap: SSRI
CDNX: SSO

SILVER STANDARD PURCHASES BLACK HAWK'S INTEREST IN MANANTIAL ESPEJO, SELLS 50% INTEREST TO PAN AMERICAN SILVER

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report an agreement with Black Hawk Mining Inc. of Toronto, Ontario, whereby Silver Standard will purchase Black Hawk's remaining interest in the Manantial Espejo silver-gold project in Argentina for US$2.0 million in cash or common shares. Silver Standard presently holds a 10% direct interest in the project and an option to earn an additional 40% interest.

The company also reports a concurrent agreement to vend a 50% interest in Manantial Espejo to Pan American Silver Corp. of Vancouver, B.C. Pan American's consideration will be US$2.0 million in cash or common shares plus certain joint venture expenditures described below. Both agreements are subject to regulatory approvals and are expected to close on or before March 31, 2002.

Silver Standard and Pan American will enter into a joint venture agreement with costs shared equally from January 1, 2002. Silver Standard will continue as operator during the exploration phase. Pan American will be operator during feasibility and mine construction and the two companies will form a joint venture management committee on commencement of production. In recognition of Silver Standard's exploration work to date, Pan American will contribute the first US$3.0 million toward mine construction once a production decision is made. After those expenditures are made, further investments will be shared equally.

The agreement with Pan American brings a strong proven mine operator to Manantial Espejo and signals Pan American's confidence in both the project and Argentina. From Silver Standard's perspective, Pan American's participation frees up capital for other potential acquisitions and will enable Silver Standard to continue with aggressive exploration at its silver-dominant projects at Challacollo in Chile and San Marcial in Mexico.

Manantial Espejo is an advanced silver-gold project located in the province of Santa Cruz in southern Argentina approximately 60 miles (100 kilometers) west of AngloGold's Cerro Vanguardia high-grade gold-silver mine. Prior to a recently completed 5,000-metre diamond drilling program, Silver Standard and Black Hawk had reported the following resources:

MANANTIAL ESPEJO RESOURCE SUMMARY

Category	**Tonnes** (in millions)	**Silver Grade** (in grams/tonne)	**Gold Grade** (in grams/tonne)	**Silver** (in millions of oz.)	**Gold (in millions of oz.)**	**Silver Equivalent* (in millions of oz.)**
Measured and Indicated	4.39	263.8	4.51	37.2	0.637	72.3
Inferred	1.59	258.2	3.65	13.2	0.187	23.5

(*Silver-equivalent is based 55:1 silver: gold. Resource data provided by Silver Standard was reviewed by Pincock Allen & Holt, Stew Wallis, P.G., P.Geo., Qualified Person.)

Silver Standard is well-financed with a current cash position of $5.4 million and is completing drill programs at its Challacollo property in Chile and San Marcial in Mexico. The company's silver-dominant projects are located in Australia, Argentina, Chile, the United States and Mexico.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

March 27, 2002
News Release 02-05

Trading Symbols:
Nasdaq SmallCap: SSRI
CDNX: SSO
Berlin: 858840

SILVER STANDARD ACQUIRES REMAINING INTEREST IN MANANTIAL ESPEJO, SELLS 50% TO PAN AMERICAN SILVER CORP.

Vancouver, British Columbia -- Silver Standard Resources Inc. today closed its acquisition of Black Hawk Mining Inc.'s remaining interest in the Manantial Espejo project in southern Argentina by acquiring all of the shares of Compania Minera Altovalle S.A. and Minera Triton S.A. Altovalle and Minera Triton collectively own the Manantial Espejo silver-gold project. Concurrently, Silver Standard closed an agreement with Pan American Silver Corp. whereby Pan American purchased a 50% direct interest in Manantial Espejo by acquiring half of the shares of Altovalle and Minera Triton.

Pan American's acquisition cost was US$708,750 cash and 231,511 common shares (valued at US$1,250,000) which become free trading after a four-month hold period expires on July 27, 2002. The cash and common shares were paid to Black Hawk. Pan American and Silver Standard also shared equally a US$200,000 expense to eliminate a 1.2% net smelter royalty on the property.

Silver Standard and Pan American have entered into a joint venture agreement and will share equally ongoing exploration costs. Silver Standard will manage the exploration phase and Pan American will manage feasibility and mine construction. In recognition of Silver Standard's historic exploration expenditures, Pan American will contribute the first $3 million toward mine construction once a production decision is made. During mine production, the companies will form a joint venture company for operations and all costs will be shared equally.

A new resource estimate for the property is underway that will include results from a 5,000-meter drilling program completed in late 2001. Prior to this drilling, a resource estimate calculated by Pincock Allen & Holt in early 2001 (Stew Wallis, P.Geo., Qualified Person) defined measured and indicated resources of 4.39 million tonnes grading 264 g/t silver and 4.51 g/t gold, and inferred resources of 1.59 million tonnes grading 259 g/t silver and 3.65 g/t gold.

Silver Standard also reports that Alex C. Ritchie has retired from the company's board of directors. Mr. Ritchie is among Silver Standard's earliest employees, having joined the company in 1949 as a metallurgist at the Silver Standard Mine in British Columbia. He served as the company's president from 1972 to 1984 and has been on the board for 30 years, making constructive contributions to the company's growth.

Silver Standard is well-financed with a current cash position of $5.3 million and is now drilling at its San Marcial property option in Mexico. The company's core silver-dominant projects are located in Australia, Argentina, Chile and the United States.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, manager, investor relations at **invest@silverstandard.com** *or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.*

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

March 28, 2002
News Release 02-06

Trading Symbols:
Nasdaq SmallCap: SSRI
CDNX: SSO

SILVER STANDARD INTERSECTS 10.8 OUNCES OF SILVER PER TON OVER 79 FEET IN CHILE, INCREASES SILVER RESOURCES ABOVE HISTORIC REPORTS

Vancouver, B.C. – Silver Standard is pleased to report that its recently completed diamond drilling program at the Challacollo project intersected significant mineralization near and below historic workings, indicating significant potential for silver resource expansion. The seven hole, 746-metre program formed part of the company's due diligence in optioning the property from Sociedad Contractual Minera Septentrion (SCMS).

The seven holes tested approximately 600 metres of strike length of the Lolon vein that extends on surface for 2,000 metres and is one of four veins encompassed by the 14.5 square mile (37.5 km^2) property. The best assays were reported from CHAG-04 which intersected 10.8 ounces of silver per ton over 79 feet (371 grams of silver per tonne over 24 metres). The following table summarizes results from the program. The silver fire assays were performed by Chemex Labs Ltd.; gold, while present in the mineralization, was not fire assayed.

Drill Hole	From (in metres)	To (in metres)	Interval (in metres)	Silver Grade (g/tonne)	Interval (in feet)	Silver Grade (oz./ton)
CHAG-01	130.0	132.0	2.0	129.0	6.6	3.8
CHAG-02	**118.0**	**148.0**	**30.0**	**154.3**	**98.4**	**4.5**
CHAG-03	**84.0**	**106.0**	**22.0**	**262.7**	**72.2**	**7.7**
CHAG-04	**66.0**	**90.0**	**24.0**	**370.8**	**78.7**	**10.8**
CHAG-05	**26.0**	**36.0**	**10.0**	**177.4**	**32.8**	**5.2**
CHAG-06	31.4	48.9	17.5	68.0	57.4	2.0
CHAG-07	53.0	58.5	5.5	72.0	18.0	2.1

Holes 3 and 4 are close to the northern termination of underground adits while holes 5 through 7 were shallow holes that tested the strike extension of mineralization 200 – 500 metres north of the old workings.

Following completion of the drilling program, Silver Standard undertook an updated independent resource calculation based on extensive sampling of underground workings as well as recent and historic drilling. Tom Henricksen, Ph.D., R.P.Geo., a Qualified Person for the purposes of Canada's National Instrument 43-101, has visited the property and reviewed data provided by Silver Standard for the resource calculation.

The Lolon vein system is now estimated to host 47,164,000 ounces of silver resources, including indicated resources of 10,246,000 ounces of silver. Historic inferred resources were estimated at 2,262,500 short tons grading 9.95 ounces of silver and 0.03 ounces of gold per ton containing 22.5 million ounces of silver and 67,900 ounces of gold.

CHALLACOLLO RESOURCE UPDATE

Category	**Tonnes**	**Silver Grade** (in grams per tonne)	**Silver Grade** (in oz./ton)	**Contained Silver** (in ounces)
Indicated	1,376,000	231.6	6.8	10,246,000
Inferred	4,705,000	244.2	7.1	36,918.000

The limited amount of drilling both along strike and at depth points to the property's potential for resource expansion.

With the inclusion of Challacollo's silver resources, Silver Standard now owns or has under option a total of 426.7 million ounces of silver resources that includes measured and indicated resources totalling 171.3 million ounces of silver and inferred resources of 255.4 million ounces of silver. In addition, measured and indicated gold resources total 1.1 million ounces and inferred gold resources a further 1.08 million ounces. Silver Standard is currently drilling the San Marcial property in Mexico and drill results will be announced when assays are received.

Silver Standard is well-financed with a current cash position of $5.0 million. The company's core silver-dominant projects are located in Australia, Argentina, Chile and the United States.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, manager, investor relations at **invest@silverstandard.com** *or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.*